Filed pursuant to 424(b)(3)
Registration No. 333-176775

SUPPLEMENT NO. 24
DATED FEBRUARY 27, 2014
TO THE PROSPECTUS DATED OCTOBER 18, 2012
OF INLAND REAL ESTATE INCOME TRUST, INC.

This Supplement No. 24 supplements, and should be read in conjunction with, the prospectus of Inland Real Estate Income Trust, Inc., dated October 18, 2012, as previously supplemented by Supplement No. 11 dated April 16, 2013 (which superseded and replaced all prior supplements), Supplement No. 12 dated April 29, 2013, Supplement No. 13 dated May 14, 2013, Supplement No. 14 dated May 22, 2013, Supplement No. 15 dated July 16, 2013, Supplement No. 16 dated August 16, 2013, Supplement No. 17 dated October4, 2013, Supplement No. 18 dated October 9, 2013, Supplement No. 19 dated November 22, 2013, Supplement No. 20 dated December 20, 2013, Supplement No. 21 dated December 30, 2013, Supplement No. 22 dated January 28, 2014 and Supplement No. 23 dated February 26, 2014. Unless otherwise defined in this Supplement No. 24, capitalized terms used herein have the same meanings as set forth in the prospectus.

Description of Real Estate Assets

Recent Acquisitions

The following supplements the discussion contained in the section of our prospectus captioned “Description of Real Estate Assets – Recent Acquisitions,” which begins on page 56 of Supplement No.11.

On February 21, 2014, we purchased the following property. For purposes of this table, dollar amounts are stated in thousands, except for per square foot amounts:

Property Name	Date Acquired	Total Square Feet or Number of Units	Approx. Purchase Price Paid at Closing	Cap Rate (1)	Approx. Annualized Base Rent (2)	Average Annualized Base Rent per Square Foot (2)	Average Remaining Lease Term in Years	Economic Occupancy (3)	Physical Occupancy

Park Avenue Shopping Center	2/21/14	69,381	$23.37	7.83%	$1,543,000	$23.38	7 years	95.1%	95.1%
-- Little Rock, AR

(1)	We determine capitalization rate, or “cap rate,” by dividing the property’s annualized net operating income (“NOI”), existing at the date of acquisition, by the contract purchase price of the property paid at the date of acquisition (excluding amounts payable under earnout agreements as of the date of acquisition). NOI consists of, for these purposes, rental income and expense reimbursements from in-place leases, including master leases, if any, reduced by operating expenses and existing vacancies.
(2)	Annualized base rent is calculated by annualizing the current, in-place monthly base rent for leases at the time of acquisition, including any tenant concessions, such as rent abatement or allowances, that may have been granted.
(3)	As used herein, economic occupancy is defined as the percentage of total gross leasable area for which a tenant is obligated to pay rent under the terms of its lease agreement, regardless of the actual use or occupation by that tenant of the area being leased. Additionally, it includes the 3,382 square feet of existing unoccupied space subject to earnout agreements as of the date of acquisition.

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Park Avenue Shopping Center. On February 21, 2014, we, through IREIT Little Rock Park Avenue, L.L.C., a wholly owned subsidiary formed for this purpose, acquired a fee simple interest in a 69,381 square foot retail center consisting of three single tenant buildings, three multi-tenant buildings and a two-level parking structure, known as Park Avenue Shopping Center, located in Little Rock, Arkansas. We purchased this property from SPC Park Avenue Limited Partnership and SPC Condo Limited Partnership, unaffiliated third parties, for a purchase price of approximately $28.12 million in cash, plus closing costs, of which approximately $23.37 million was funded at the initial closing. The purchase price excludes closing costs which we estimate will equal approximately $75,000. The purchase price includes the (i) right to expand one of the three buildings by up to 9,500 square feet which would increase the total retail square footage of the property to 78,881 square feet; and (ii) 3,382 square feet of existing vacant space. More specifically, we may be required to pay the seller an aggregate amount equal to approximately $4.75 million based on tenants taking possession of certain premises at the properties, opening for business and commencing to pay full rental payments as due under their respective leases. The sellers had entered into an agreement with IREA which IREA assigned to us at closing. The property is shadow anchored by Target’s newest format, which includes a grocery component, and an LA Fitness that we will not acquire and will not own. We funded the purchase price at the initial closing with proceeds from our offering. We expect to pay our Business Manager an acquisition fee of approximately $350,500 for the initial closing and up to approximately $71,300 for the earnout closing, based on a maximum purchase price of approximately $28.12 million. We expect to fund the acquisition fee from offering proceeds. The capitalization rate for this property was approximately 7.83%.

Among the items we considered in determining whether to acquire the Park Avenue Shopping Center included, but were not limited to, the following:

•	The property was constructed between 2008 and 2012 and is shadow anchored by Target’s newest format, which includes a grocery component, and an LA Fitness, which we did not acquire and will not own, but that we believe will generate traffic for our center.
•	The property is 95.1% occupied, which includes the three separate out parcel pads, as of the date of this supplement.
•	We believe the property is well situated in Little Rock, Arkansas. The property is situated approximately five miles west of downtown Little Rock and is located directly across the street from a major hospital. Within a three mile radius of the property the current population is over 73,000 and the average and median household incomes within the same radius are over $62,000 and $40,000 per year, respectively.
•	Park Avenue Shopping Center is located at the corner of West Markham Street and South University Avenue, both major thoroughfares in the area.
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As of the date of this supplement, Park Avenue Shopping Center was 95.1% occupied and leased to 14 tenants. The weighted-average remaining lease term for the tenants occupying the property is approximately seven years. There are two tenants occupying greater than 10% of the total gross leasable area of the property. Staples, a national office supply store, leases 18,336 square feet, or approximately 26.4% of the total gross leasable area of the property, and pays annual base rent of approximately $339,000, or approximately 22.0% of total annual base rent of the property. Staples’s lease expires in February 2022, and there are three five - year renewal options, which may be exercised at the option of Staples as set forth in the lease. Cheddars Casual Café, a national restaurant chain, which is on a ground lease for 8,674 square feet, or approximately 12.5% of the total gross leasable area and pays approximately $133,000, or approximately 8.6% of total annual base rent of the property. Cheddars Casual Café lease expires in October 2026, and there are three five -year renewal options, which may be exercised at the option of Cheddars Casual Café as set forth in the lease. The other tenants leasing at least 2,000 square feet are Newk’s Eatery, Panera Bread, Carter’s, Verizon Wireless, Mattress Firm, Sprint, Radio Shack and two ground leases with AT&T and Jared Jewelers, respectively.

Payment of approximately $4.75 million of the purchase price is contingent on if the seller of the property is able to lease 12,882 square feet which is vacant and not leased, including 9,500 square feet that is yet to be built, within the time limits and parameters set forth in the purchase agreement. This contingent or “earnout payment” is based on a predetermined formula applied to rental income we receive over a 24-month period starting from the date of acquisition. If at the end of the time period, the vacant space is not leased, occupied and rent producing, we would have no further obligation to pay any additional purchase price consideration and would retain ownership of the entire property. The total consideration which may be paid to the seller is thus contingent although the total amount is included in the purchase price disclosed above.

The following table lists, on an aggregate basis, all of the scheduled lease expirations, including the ground leases, over each of the years ending December 31, 2014 through 2023, and the approximate rentable square feet represented by the applicable lease expirations, at the property.

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases

2014	-	-	-	-
2015	-	-	-	-
2016	-	-	-	-
2017	6	13,763	406,847	25.6%
2018	1	2,785	89,120	7.5%
2019	-	-	-	-
2020	-	-	-	-
2021	-	-	-	-
2022	3	26,220	576,726	50.8%
2023	1	4,500	154,358	27.4%

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The table below sets forth certain historical information with respect to the occupancy rate at the property for each of the last five years, expressed as a percentage of total gross leasable area, and the average effective annual base rent per square foot.

Year Ending December 31*	Occupancy Rate as of December 31	Average Effective Annual Rental Per Square Foot
2013	89.4%	$23.08
2012	88.1%	$22.67
2011	100.0%	$14.99

* The property was constructed between 2008 and 2012. Total property square footage as of December 31 2011, 2012 and 2013 was 8,674, 62,096 and 69,381, respectively.

We believe that the property is suitable for its intended purpose and adequately covered by insurance. We do not intend to make significant renovations or improvements to the property. There are five competitive shopping centers located within approximately three miles of the property.

Real estate taxes assessed for the fiscal year ended December 31, 2012 (the most recent tax year for which information is generally available) were approximately $173,197, which excludes the real estate taxes on the ground leases which are paid directly by the tenant. The amount of real estate taxes assessed was calculated by multiplying the property’s assessed value by a tax rate of approximately 7.01%. We will calculate depreciation expense for federal income tax purposes by using the straight-line method. For federal income tax purposes, we depreciate buildings and land improvements based upon estimated useful lives of 40 and 20 years, respectively.

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Plan of Distribution

The following information is inserted at the end of the section of the prospectus captioned “Plan of Distribution,” which begins on page 207.

Status of the Offering

The following table provides information regarding the total shares sold in our offering as of February 24, 2014.

	Shares	Gross Offering Proceeds ($) (1)	Commissions and Fees ($) (2)	Proceeds To Us, Before Expenses ($) (3)

From our sponsor in connection with our formation:	20,000	200,000	–	200,000

Shares sold in the offering:	8,888,284.239	87,726,943	7,670,327	80,056,616

Shares sold pursuant to our distribution reinvestment plan:	85,849.294	815,568	–	815,568

Shares purchased pursuant to our share repurchase program:	–	–	–	–
Total:	8,994,133.533	88,742,511	7,670,327	81,072,184
(1)	Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.
(2)	Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.
(3)	Organization and offering expenses, excluding commissions, will not exceed 1.5% of the gross offering proceeds. These expenses include registration and filing fees, legal and accounting fees, printing and mailing expenses, bank fees and other administrative expenses.

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